THE GABELLI UTILITIES FUND (the "Fund")

EXHIBIT TO ITEM 77I

TERMS OF NEW OR AMENDED SECURITIES


The Board of Trustees of the Fund approved a reverse stock split whereby each class of shares of the Fund was exchanged for one share for every two shares held. The reverse stock split took place on March 5, 2015. The net asset value of each share increased proportionately.